Exhibit 99.1

ATTENTION MEDIGUS SHAREHOLDERS

Vote FOR L.I.A. Pure Capital’s Four Highly-Qualified Nominees

September 12, 2018

Dear Fellow Medigus Shareholders:

L.I.A. Pure Capital Ltd. (“Pure Capital” or “we”) is a significant shareholder of Medigus Ltd. (“Medigus” or the “Company”). We are asking for your vote at the upcoming annual general meeting of Medigus scheduled for September 20, 2018 in order to elect our four highly-qualified, independent director nominees: Eli Cohen, Prof. Benad Goldwasser, Ronen Rosenbloom and Eli Yoresh. Your vote will directly impact the future of your investment in Medigus.

This letter is intended to set the record straight regarding the circumstances surrounding our efforts to remove and replace the current directors of the Company. We also explain why we believe the current directors need to be replaced now in order to stop further deterioration of shareholder value at Medigus. Finally, we address false and misleading statements that have been made by Medigus regarding Pure Capital and its nominees.

A.	Review of the Facts
1.	On July 30, 2018, Pure Capital delivered to Medigus a letter of demand to convene a special general meeting of shareholders of the Company, in accordance with the provisions of Section 63 of the Companies Law, 5759-1999. The letter explicitly demanded that Medigus hold a shareholders meeting that would include a proposal of resolution to terminate the office of the directors of the Company and to appoint new directors in lieu of the directors serving with the Company (the “July 30 Letter”).
2.	Pure Capital also demanded that until the date of convening of the meeting, the board of the Company refrain from making any disposition in the Company’s assets and/or capital, including but not limited to, capital raising for the Company, public offerings or private offerings.

A copy of Pure Capital’s July 30 Letter is attached hereto as Annex 1.

3.	Despite Pure Capital’s demand that Medigus inform the public of the July 30 Letter by means of an immediate report, the Company chose not to do so.

4.	On August 16, 2018, the Company released its summons of the annual general meeting, dated August 16, 2018 (the “Summons Notice”). Contrary to Pure Capital’s demands stated in the July 30 Letter, the Company chose not to fully implement Pure Capital’s demand by including a proposal to elect Pure Capital’s nominees to serve in lieu of the current directors of the Company. According to the Summons Notice, under Section 1 of the meeting’s agenda, the continuation of office of the current directors is brought for approval and under Section 5 of the meeting’s agenda, the appointment of the directors nominated by Pure Capital is brought for approval. This presentation of matters does not correspond with Pure Capital’s legal demand in the July 30 Letter and may mislead the Company’s shareholders. Even worse, as detailed at length below, the current members of the Company’s board, who are in an inherent conflict of interest, chose to express their position against the appointment of Pure Capital’s nominees, while presenting matters in a partial and distorted manner.
5.	On August 19, 2018, Pure Capital sent another letter to the members of the board, which included a demand to publish Pure Capital’s July 30 Letter and a demand to amend the Summons Notice such that it be precisely adjusted to reflect Pure Capital’s demand as provided in the July 30 Letter. As of the date of this letter, the Company did not implement Pure Capital’s demand.

A copy of Pure Capital’s letter dated August 19, 2018 is attached hereto as Annex 2.

6.	Neither Pure Capital nor anyone on its behalf has a personal interest or motive with respect to the termination of office of the current members of the Company’s board. Pure Capital’s sole purpose is acting in the Company’s best interests, maximizing the Company’s value and addressing the mismanagement by the Company’s board which has been taking place for a long period of time. As specified in this letter, the Company’s board has failed miserably in the fulfillment of its duties by carrying out numerous capital consolidations and raising capital through a shelf prospectus at shameful rates, as evidenced by the Company’s recent capital raise, which was performed at a Company value of only $3.5 million and if taking into account the options granted in that raise, the value of the Company is significantly lower than this value.
7.	Under the leadership of the current board, the Company’s value decreased consistently over the years. The Company’s value at the end of 2014 was ILS 65,236 thousand. The Company’s value at the end of 2015 fell to ILS 56,178 thousand, continued to decrease to a Company value of ILS 22,204 thousand at the end of 2016 and at the end of 2017, the Company’s value was only ILS 18,603 thousand (a decrease of approx. 80% in the value of the Company!). The numbers are clear and speak for themselves.
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8.	To add insult to injury, in Section 2 of the meeting’s agenda, the Company again wishes to increase its authorized capital, after only a month ago 10 million dollars was raised for the Company at a shameful Company value of only ILS 13 million!

Pure Capital objects to Section 2 of the meeting’s agenda. We must put an end to further dilution of the Company’s shareholders through capital raises at low values.

B.	The Company’s conduct in recent years and Pure Capital’s position regarding Section 1 on the agenda
9.	Most of the members of the Company’s board have served with the Company for a considerable period of time. Mr. Christopher (Chris) Rowland has served as a member of the board since March 3, 2013. Ms. Efrat Venkert has served as a member of the board since September 29, 2013 (until June 28, 2017 as an external director). Mr. Doron Birger has served as a member of the board since May 17, 2015. Mr. Eitan Machover has served as a member of the board since September 29, 2016 (until June 28, 2017 as an external director). Mr. Yuval Yanai has served as a member of the board since February 22, 2018. Most of the board members have served terms of office long enough to be held accountable for the Company’s value destruction, including its ill-advised capital raises and consolidations.
10.	As a result, Pure Capital strongly believes that the current members of the board have failed miserably in the fulfillment of their duties, and Pure Capital recommends that all shareholders vote against the re-election of the current members of the board under Section 1 of the general meeting’s agenda.
C.	The flaws in the summoning of the general meeting
11.	Pure Capital’s July 30 Letter explicitly demanded that the Company hold a shareholders meeting in order to allow shareholders to vote for the appointment of Pure Capital’s nominees to serve as directors in lieu of the incumbent members of the board. However, while the Company’s agenda for the meeting includes a proposal to elect Pure Capital’s nominees, it does not include a corresponding proposal regarding the termination of the term of office of the incumbent directors. Therefore, it is possible for shareholders to vote for the election of both Pure Capital’s nominees and the incumbent directors at the meeting. Accordingly, Pure Capital believes the Company is acting in bad faith by failing to fully comply with the explicit demands of the July 30 Letter in violation of applicable law and in a manner that constitutes a grave misrepresentation to shareholders.
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12.	Pure Capital intends to vote for its nominees as stated in Section 5 of the agenda, and to vote against the continued term of office of the current directors as stated in Section 1 of the agenda.

For the avoidance of doubt, Pure Capital has reserved all its rights regarding the Company’s failure to convene a general meeting in accordance with its July 30 Letter.

13.	Even worse, in the Summons Notice, the board recommends that shareholders vote against the election of Pure Capital’s nominees. Pure Capital believes the board’s act of recommending that shareholders vote against Pure Capital’s nominees while shareholders are also being asked to remove the incumbent directors represents an inherent conflict of interest.
14.	If this is not enough, and even more egregious, certain statements made by the board regarding Pure Capital and its nominees were in reliance on media publications whose sources are unclear and without factual support and were made without seeking any substantiation or input from Pure Capital prior to their publication in the Summons Notice. These misrepresentations by the members of the board, which Pure Capital will address in more detail below, are potentially defamatory under the Defamation Law, 5725-1965, and Pure Capital reserves all its rights thereunder.
D.	The facts regarding Pure Capital and its nominees
15.	Pure Capital is a private company controlled by Mr. Kfir Silberman. Pure Capital is a global investment company that, inter alia, specializes in the acquisition of distressed companies and publicly traded platforms on several stock exchanges around the world, increasing values, accompanying the companies merged into them and conducting significant capital raising for these companies. During the past two years, Pure Capital raised over $200 million for the companies it acquired, mostly in private allotments, from strategic investors and institutional investors with which Pure Capital has an excellent relationship.
16.	In the Summons Notice, the Company made various claims concerning the prior involvement of Pure Capital and Mr. Silberman with other companies as part of the board’s recommendation to vote against the appointment of the new directors proposed by Pure Capital. Not only are many of these claims irrelevant, they are unexamined and untrue. Moreover, an in-depth review of the facts indicates the great value that Pure Capital believes it brings to the companies in which it is involved.
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17.	Below are the facts concerning prior involvement with other companies:
•	Foresight Autonomous Holdings Ltd. (“Foresight”) – On November 12, 2014, Pure Capital became the controlling shareholder of Asia Development (A.D.B.M) Ltd. (“Asia Development”). At the time of acquiring control, Asia Development’s share price was 49.60 agorot per share. Upon it becoming the controlling shareholder of Asia Development, Pure Capital acted vigorously to bring value to the Company’s shareholders and eventually, only a year later, a merger transaction was consummated, in which Foresight’s operations were merged with Asia Development. As of September 10, 2018, the share price of Foresight (formerly Asia Development) is approx. 202 agorot per share (approx. 4.0 times the price at the time of the acquisition of control by Pure Capital). During 2017, Foresight’s share price reached a peak of 816 agorot per share (approx. 16.5 times the price at the time of the acquisition of control by Pure Capital).

And if this is not enough, after the merger transaction, Foresight, led by Pure Capital, raised more than 50 million dollars for the company in private allotments at rising prices by institutional investors in Israel and abroad, together with strategic investors from the automobile industry.

These facts are contained in public reports of Foresight that are accessible to all. It is most puzzling how the members of the board chose not to examine these facts prior to the publication of the Summons Notice. Insofar as the Company’s board checked the facts and decided to distort them, this would be an egregious distortion of the truth.

•	D-Pharm Ltd. (“D-Pharm”) – On June 15, 2017, Mr. Silberman became the controlling shareholder of D-Pharm. On the date of the acquisition of control, D-Pharm’s share price was 86.8 agorot per share. As of September 10, 2018, D-Pharm’s share price is 428 agorot per share (approx. 4.9 times the price compared to the price at the time of acquisition of control by Mr. Silberman).

After Mr. Silberman became the controlling shareholder of D-Pharm, D-Pharm, led by Pure Capital, carried out two rounds of raising capital for the company at rising prices and a merger was made with a leading company in the field of medical cannabis. All of this is disclosed in the public reports of D-Pharm which are available to all, including the members of the board of Medigus. It is unfathomable that the board of a public company would ignore public, open and accessible information such as this.

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•	Insuline Medical Ltd. (“Insuline”) – It is particularly puzzling that despite the personal familiarity of one of the board members of the Company (Mr. Doron Birger) with Insoline’s activity, the Company chose not to refer to Insulin in the Summons Notice. This fact in itself attests to the bad faith of the members of the board.

On July 4, 2017, Mr. Silberman became an interested party in Insulin. At that time, Insoline’s share price was 617 agorot per share. Upon becoming an interested party and with the assistance of another shareholder, Insuline’s board was replaced and a private allotment of shares was performed based on the trading price on the stock exchange at that time (price of 2,475 agorot per share). After the performance of the successful private allotment as aforesaid, Insulin executed a successful merger with a non-bank financing company, while raising ILS 10 million in debt from an institutional investor.

On April 12, 2018, Mr. Silberman ceased to be an interested party in Insuline. At the same time, Insoline’s share price was approx. 3,300 agorot per share (approx. 5.3 times the price compared to the price when Mr. Silberman became an interested party).

Prior to Mr. Silberman’s becoming an interested party in Insuline and under the previous board of Insuline, the value of Insuline’s share price decreased by approx. 95%, while performing various capital raising and capital dilutions, which are similar in essence to the steps taken and are currently being taken by Medigus. During the term of office of the previous board, Insulin’s shareholders were diluted to a company value of less than one million shekels, reflecting a price of approx. 600 agorot per share. All of this information is available in Insuline’s public reports available to all, even to the members of the board of Medigus.

E.	Pure Capital’s nominees
18.	All the candidates proposed by Pure Capital, led by Professor Benad Goldwasser, known to many as “Professor Exit”, are worthy, high-quality and highly experienced candidates. Pure Capital believes that its candidates will work for the best interests of the Company and all its shareholders while addressing the bleak results that the Company has achieved under the management of the current members of the board.
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F.	Conclusion
19.	Pure Capital’s reasons for seeking to replace the current board are clear – The current board has failed in the performance of its duties and must be held accountable for the destruction of enormous value to the Company’s shareholders.
20.	Regarding the recommendation of the proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) to vote against Pure Capital’s nominees, shareholders should be aware that ISS did not approach us to obtain any information regarding our reasons for seeking to replace the board or the quality of our nominees. We therefore believe their recommendation was not formulated based on full information and facts.

PURE CAPITAL’S NOMINEES ARE HIGHLY-QUALIFIED INDEPENDENT CANDIDATES WHO POSSESS THE RIGHT COMBINATION OF SKILLS AND EXPERIENCE TO RESTORE AND ENHANCE SHAREHOLDER VALUE AT MEDIGUS.

Pure Capital strongly urges you to reject the status quo at Medigus and to elect ALL its nominees at the upcoming meeting.

Sincerely,

L.I.A. Pure Capital Ltd.

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